

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
INVESTMENT MANAGEMENT

June 5, 2012

VIA U.S. MAIL

Joshua B. Deringer
Drinker Biddle & Reath LLP
One Logan Square, Ste. 2000
Philadelphia, PA 19103-6996

Re: Hatteras Alternative Mutual Funds LLC, et al.; File No. 812-14039

Dear Mr. Deringer:

By form APP-WD filed with the Securities and Exchange Commission on June 5, 2012, you requested that the above-referenced application, filed under the Investment Company Act of 1940, be withdrawn. Please be advised that your request for withdrawal has been granted, pursuant to delegated authority.

Sincerely,

Janet M. Grossnickle
Assistant Director